SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number
000-25927

NOTIFICATION OF LATE FILING

(Check One):  ☐  Form 10-K    ☐  Form 20-F    ☐ Form 11-K    ☒  Form 10-Q    ☐  Form 10-D   ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2011

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant                                                                    FNBH Bancorp, Inc.
Former name if applicable
Address of principal executive office (Street and number)    101 East Grand River
City, state and zip code                                                                  Howell, Michigan 48843

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed).

The Company is in the process of completing its financial statements and believes the subject Quarterly Report on Form 10-Q will be ready for filing on or before November 21, 2011.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification
Mark Huber	(517)	545-2213
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒  Yes  ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a reduced loss from operations for the 3- and 9-month periods ended September 30, 2011, relative to the $682,000 and $2,217,000 losses reported for the same prior year periods ended September 30, 2010.

FNBH BANCORP, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2011	By: /s/ Ronald Long
Ronald Long, President & CEO FNBH Bancorp, Inc.